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OMB Number: 3235-0360 Expires: April 30, 2012 Estimated average burden hours per response 2.0
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number : 811-1056				Date examination completed: March 31, 2011
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Capital Southwest Corporation
4. Address of principal executive office (number, street, city, state, zip code): 12900 Preston Road, Suite 700, Dallas, Texas 75230

OMB APPROVAL
OMB Number: 3235-0360 Expires: April 30, 2012 Estimated average burden hours per response 2.0
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number : 811-1947				Date examination completed: March 31, 2011
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Capital Southwest Venture Corporation
4. Address of principal executive office (number, street, city, state, zip code): 12900 Preston Road, Suite 700, Dallas, Texas 75230

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Capital Southwest Corporation and Subsidiary:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Capital Southwest Corporation and subsidiary (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of March 31, 2011.  Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of March 31, 2011, and with respect to agreement of security purchases and sales, for the period from January 4, 2011 (the date of our last examination) through March 31, 2011:

•	Count and inspection of all securities located in the vault of JPMorgan Chase & Co. (“Custodian) in New York City, New York.

•	Confirmation of all publicly traded securities held by Morgan Stanley Smith Barney.

•	Confirmation of all privately issued portfolio investments securities with the issuer.

•	Reconciliation of all such securities to the books and records of the Company and the Custodian.

•
Agreement of additional investments in five existing portfolio companies, partial repayment of loans for a portfolio company, conversion of preferred stock to common stock for a portfolio company and received shares of a newly created entity by contributing assets from existing portfolio company since our last report from the books and records of the Company to the bank statements.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Company complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2011, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Capital Southwest Corporation and subsidiary and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Grant Thornton LLP

Dallas, Texas
June 2, 2011

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Capital Southwest Corporation and subsidiary (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2011 and from January 4, 2011 through March 31, 2011.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2011, and from January 4, 2011 through March 31, 2011 with respect to securities reflected in the investment account of the Company.

Capital Southwest Corporation
[Name of Company]

/s/ Tracy L. Morris
[Name]

Chief Financial Officer
[Title]

March 31, 2011
[Date]